Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

BMO Funds, Inc.

(SEC File No. 811-58433)

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	October 8, 2021

In a previous communication, we shared that the BMO Funds’ Board of Directors approved the planned reorganizations of several BMO Funds. As an update to that communication, we wanted to inform you that shareholder proxy statements for each reorganization were filed in early October 2021 and are expected to be mailed by mid-October. Shareholders of each “Merging Fund” will receive a combined proxy statement/prospectus and a proxy card. The communication will include additional information about the shareholder meeting, the plan of reorganization and the new investment advisory or subadvisory agreements applicable with respect to certain Funds.

For your reference, the substance of the initial communication is included below, along with details regarding the “Merging Funds” and “Acquiring Funds” relating to CUSIPS, tickers and expense ratio caps.

In connection with the decision to exit the asset management business in the United States, BMO Asset Management Corp. (“BAMC”) recommended that the BMO Funds Board approve the fund reorganizations detailed at the end of this communication. On August 11, 2021, after a thoughtful review and analysis, the BMO Funds’ Board of Directors approved the planned reorganizations, which are subject to shareholder approval.

A supplement to each Fund’s prospectus announcing the plan of reorganization was filed on August 17, 2021. Pending shareholder approvals, the Merging Funds are scheduled to merge into their respective Acquiring Funds starting in December 2021 and completing in January 2022.

Each plan of reorganization is subject to approval by shareholders of the applicable Merging Fund. Shareholders of each Merging Fund will become shareholders of the corresponding Acquiring Fund, receiving shares of the Acquiring Fund equal in value to the shares of the Merging Fund held by the shareholders prior to the applicable reorganization. The reorganizations themselves are not expected to result in the recognition of gain or loss by the Merging Fund or its shareholders for federal tax purposes. Shareholders of the Merging Funds and the Acquiring Funds will not bear the costs of the reorganizations. Certain Merging Funds will reposition their portfolios prior to the reorganizations. Any resulting net capital gains are likely to be distributed to shareholders in early December.

A joint meeting of shareholders of the Merging Funds is expected to take place during the fourth quarter of 2021 at which they will be asked to consider and vote on a plan with respect to their Merging Fund. Shareholders of the Disciplined Equity Funds will also be asked to consider and vote on a new investment advisory agreement, and shareholders of the Pyrford Fund and LGM Fund will be asked to consider and vote on new subadvisory agreements.

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	October 8, 2021

Pending shareholder approval, Merging Fund shareholders will receive shares of the corresponding Acquiring Fund as set forth in the table below:

Merging Fund Class	Acquiring Fund Class

Class A	Class A

Class I	Class Advisor

Class R6	Class Inst3

Class Y	Class A

Class R3	Class R

Equity Fund Reorganizations

Merging Fund	Share Class	Ticker	CUSIP	Acquiring Fund	Share Class	Ticker	CUSIP	Expense Cap	Cap Expiration
BMO Large-Cap Growth	A	BALGX	09658W402	Columbia Integrated Large	A	ILGCX	19766Q106	0.80%	12/31/2023
	Y	MASTX	09658L745	Cap Growth*	A	ILGCX	19766Q106	0.80%	12/31/2023
	I	MLCIX	09658L752		Advisor	ILGFX	19766Q403	0.55%	12/31/2023
	R6	BLGRX	09658W576		Institutional 3	ILGJX	19766Q700	0.40%	12/31/2023
BMO Large Cap Value	A	BALVX	09658W303	Columbia Integrated Large	A	ILVBX	19766Q809	0.80%	12/31/2023
	I	MLVIX	09658L844	Cap Value*	Advisor	ILVEX	19766Q866	0.55%	12/31/2023
	R6	BLCRX	09658W568		Institutional 3	ILVHX	19766Q833	0.40%	12/31/2023
BMO Mid-Cap Growth	A	BGMAX	09658W600	Columbia Mid Cap Growth	A	CBSAX	19765P299	1.20%	12/31/2023
	I	MRMIX	09658L737		Advisor	CPGRX	19766M725	0.95%	12/31/2023
BMO Mid-Cap Value	A	BAMCX	09658W501	Columbia Select Mid Cap	A	CMUAX	19765J863	1.13%	6/30/2024
	I	MRVIX	09658L711	Value	Advisor	CFDRX	19766B356	0.88%	6/30/2024
	R6	BMVGX	09658V438		Institutional 3	CMVYX	19765M239	0.73%	6/30/2024
BMO Small-Cap Growth	A	BSLAX	09658V339	Columbia Integrated Small	A	ISGDX	19766Q742	1.27%	12/31/2023
	I	MSGIX	09658L620	Cap Growth*	Advisor	ISGLX	19766Q718	1.02%	12/31/2023
BMO Small-Cap Value	A	BACVX	09658W709	Columbia Small Cap Value	A	COVAX	19765J798	1.27%	6/30/2024
	I	MRSNX	09658L596	II	Advisor	CLURX	19766B265	1.02%	6/30/2024
	R6	BSVGX	09658V388		Institutional 3	CRRYX	19766B240	0.83%	6/30/2024
BMO Dividend Income	A	BADIX	09658W204	Columbia Integrated Large	A	ILVBX	19766Q809	0.80%	12/31/2023
	I	MDIVX	09658L604	Cap Value*	Advisor	ILVEX	19766Q866	0.55%	12/31/2023
BMO Low Volatility Equity	A	BLVAX	09658W105	Columbia Integrated Large	A	ILVBX	19766Q809	0.80%	12/31/2023
	I	MLVEX	09658L208	Cap Value*	Advisor	ILVEX	19766Q866	0.55%	12/31/2023
BMO Disciplined International	A	BDAQX	09658W667	Columbia Overseas Value	A	COAVX	19765M338	1.16%	6/30/2024
Equity	I	BDIQX	09658W659		Advisor	COSVX	19766P884	0.91%	6/30/2024
BMO LGM Emerging Markets	A	BAEMX	09658W824	Columbia Emerging	A	EEMAX	19765Y878	1.47%	12/31/2023
Equity	I	MIEMX	09658L489	Markets	Advisor	CEMHX	19766M469	1.22%	12/31/2023
BMO Pyrford International	A	BPIAX	09658W840	Columbia Pyrford	A	PISDX	19766Q825	1.17%	12/31/2023
Stock	I	MISNX	09658L513	International Stock*	Advisor	PISKX	19766Q783	0.92%	12/31/2023
	R6	BISGX	09658V362		Institutional 3	PISQX	19766Q759	0.75%	12/31/2023

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	October 8, 2021

Fixed Income and Target Risk Fund Reorganizations

Merging Fund	Share Class	Ticker	CUSIP	Acquiring Fund	Share Class	Ticker	CUSIP	Expense Cap	Cap Expiration
BMO Core Plus Bond	A	BATCX	09658W725	Columbia Total Return	A	LIBAX	19765N492	0.74%	8/31/2024
	Y	MCYBX	09658L877	Bond	A	LIBAX	19765N492	0.74%	8/31/2024
	I	MCBIX	09658L885		Advisor	CBNRX	19766M774	0.49%	8/31/2024
BMO Corporate Income	A	BATIX	09658W733	Columbia Corporate	A	LIIAX	19765N542	0.87%	8/31/2024
	Y	MCIYX	09658L851	Income	A	LIIAX	19765N542	0.87%	8/31/2024
	I	MCIIX	09658L869		Advisor	CIFRX	19766M808	0.62%	8/31/2024
BMO Strategic Income	A	BMTAX	09658W758	Columbia Strategic Income	A	COSIX	19765L801	0.98%	12/31/2023
	Y	MRGIX	09658L810		A	COSIX	19765L801	0.98%	12/31/2023
	I	MGIIX	09658L828		Advisor	CMNRX	19766M576	0.73%	12/31/2023
BMO Short-Term Income	A	BTMAX	09658W774	Columbia Short Term	A	NSTRX	19765H396	0.74%	7/31/2024
	I	MSIFX	09658L570	Bond	Advisor	CMDRX	19766B315	0.49%	7/31/2024
BMO Intermediate Tax-Free	A	BITAX	09658W766	Columbia Intermediate	A	LITAX	19765L686	0.61%	2/29/2024
	Y	MITFX	09658L760	Municipal Bond	A	LITAX	19765L686	0.61%	2/29/2024
	I	MIITX	09658L778		Advisor	CIMRX	19766M428	0.41%	2/29/2024
BMO Short Tax-Free	A	BASFX	09658W782	Columbia Short Term	A	NSMMX	19765J350	0.66%	8/31/2024
	I	MTFIX	09658L646	Municipal Bond	Advisor	CSMTX	19766B182	0.41%	8/31/2024
BMO Ultra Short Tax-Free	A	BAUSX	09658W790	Columbia Ultra Short	A	USMBX	19766J235	0.51%	12/31/2023
	I	MUISX	09658L539	Municipal Bond*	Advisor	USMDX	19766J227	0.36%	12/31/2023
BMO Conservative Allocation	Y	BDVYX	09658L299	Columbia Capital Allocation	A	ABDAX	19766G546	0.54%	5/31/2024
	I	BDVIX	09658L331	Conservative	Advisor	CPCYX	19766C263	0.29%	5/31/2024
	R3	BDVRX	09658L323		R	CBVRX	19766G512	0.79%	5/31/2024
	R6	BDVSX	09658L315		Institutional 3	CPDHX	19766N400	0.23%	5/31/2024
BMO Moderate Allocation	Y	BMBYX	09658L166	Columbia Capital Allocation	A	ABUAX	19766G348	0.54%	5/31/2024
	I	BMBHX	09658L190	Moderate	Advisor	CPCZX	19766C255	0.29%	5/31/2024
	R3	BMBQX	09658L182		R	CBMRX	19766G314	0.79%	5/31/2024
	R6	BMBTX	09658L174		Institutional 3	CPDMX	19766N608	0.24%	5/31/2024
BMO Balanced Allocation	Y	BGRYX	09658L216	Columbia Capital Allocation	A	NBIAX	19765H792	0.51%	5/31/2024
	I	BGRHX	09658L240	Moderate Aggressive	Advisor	CGBRX	19766B489	0.26%	5/31/2024
	R3	BGRRX	09658L232		R	CLBRX	19765M528	0.76%	5/31/2024
	R6	BGRQX	09658L224		Institutional 3	CPHNX	19766B224	0.18%	5/31/2024
BMO Growth Allocation	Y	BABYX	09658L380	Columbia Capital Allocation	A	AXBAX	19766G611	0.51%	5/31/2024
	I	BABHX	09658L422	Aggressive	Advisor	CPDAX	19766C248	0.26%	5/31/2024
	R3	BABRX	09658L414		R	CPARX	19766G579	0.76%	5/31/2024
	R6	BABQX	09658L398		Institutional 3	CPDIX	19766N806	0.19%	5/31/2024
BMO Aggressive Allocation	Y	BDSYX	09658L257	Columbia Capital Allocation	A	AXBAX	19766G611	0.51%	5/31/2024
	I	BDSHX	09658L281	Aggressive	Advisor	CPDAX	19766C248	0.26%	5/31/2024
	R3	BDSRX	09658L273		R	CPARX	19766G579	0.76%	5/31/2024
	R6	BDSQX	09658L265		Institutional 3	CPDIX	19766N806	0.19%	5/31/2024

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	October 8, 2021

All investments involve risk, including the possible loss of principal.

BMO Global Asset Management is the brand name for various affiliated entities of BMO Financial Group that provide investment management, retirement, and trust and custody services. Certain of the products and services offered under the brand name BMO Global Asset Management are designed specifically for various categories of investors in a number of different countries and regions and may not be available to all investors. Products and services are only offered to such investors in those countries and regions in accordance with applicable laws and regulations. BMO Financial Group is a service mark of Bank of Montreal (BMO).

Investment products are: NOT A DEPOSIT – NOT FDIC INSURED - NO BANK GUARANTEE – MAY LOSE VALUE

Investors should carefully consider the investment objectives, risks, charges and expenses of the BMO Funds. This and other important information is contained in the prospectuses and/or summary prospectuses, which can be obtained by calling 1-800-236-3863. Please read carefully before investing.

BMO Asset Management Corp. is the investment adviser to the BMO Funds. BMO Funds are distributed by Foreside

Financial Services, LLC.

Important Additional Information and Where to Find It

BMO Funds, its directors and officers are deemed to be participants in the solicitation of proxies from BMO Funds’ shareholders in connection with the matters to be considered at the joint meeting of shareholders described herein. Information regarding the names of the directors and officers of BMO Funds, and their interests in BMO Funds by security holdings or otherwise, can be found in the most recent statement of additional information of BMO Funds, filed with the Securities and Exchange Commission (“SEC”) on July 6, 2021. A combined prospectus/proxy statement has been filed with the SEC in connection with the solicitation of proxies from BMO Funds’ shareholders in connection with each Plan of

Reorganization and, as applicable, the new investment advisory and subadvisory agreements. SHAREHOLDERS ARE

STRONGLY ENCOURAGED TO READ SUCH PROSPECTUS/PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY, AS IT CONTAINS IMPORTANT INFORMATION. Shareholders will be able to obtain copies of the combined prospectus/proxy statement and other documents filed by BMO Funds with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by contacting BMO Funds’ proxy solicitor toll free at 888-991-1289. C11:13637206

FOR FINANCIAL PROFESSIONAL USE ONLY

COLUMBIA THREADNEEDLE INVESTMENTS — BMO FUND MERGERS AND PROXY UPDATE

As a follow-up to our August 17, 2021 bulletin regarding our acquisition of Bank of Montreal’s (BMO) EMEA asset management business and the proposed reorganization of BMO’s U.S. mutual funds into existing and newly formed Columbia funds, we are writing to inform you that the final filings for the proposed mergers have been made with the SEC and that the related proxy mailing and voting process has begun. As a reminder, the merging BMO funds and their acquiring Columbia funds are listed in the table below, grouped by anticipated merger closing date (assuming shareholder approval).

Merging fund	Acquiring fund

Anticipated merger closing date: December 10, 2021

BMO Core Plus Bond Fund	Columbia Total Return Bond Fund

BMO Corporate Income Fund	Columbia Corporate Income Fund

BMO Intermediate Tax-Free Fund	Columbia Intermediate Municipal Bond Fund

BMO LGM Emerging Markets Equity Fund	Columbia Emerging Markets Fund

BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund

BMO Short Tax-Free Fund	Columbia Short Term Municipal Bond Fund

BMO Short-Term Income Fund	Columbia Short Term Bond Fund

BMO Strategic Income Fund	Columbia Strategic Income Fund

BMO Ultra Short Tax-Free Fund	Columbia Ultra Short Municipal Bond Fund

Anticipated merger closing date: January 21, 2022

BMO Aggressive Allocation Fund	Columbia Capital Allocation Aggressive Portfolio

BMO Balanced Allocation Fund	Columbia Capital Allocation Moderate Aggressive Portfolio

BMO Conservative Allocation Fund	Columbia Capital Allocation Conservative Portfolio

BMO Disciplined International Equity Fund	Columbia Overseas Value Fund

BMO Dividend Income Fund	Columbia Integrated Large Cap Value Fund

BMO Growth Allocation Fund	Columbia Capital Allocation Aggressive Portfolio

BMO Large-Cap Growth Fund	Columbia Integrated Large Cap Growth Fund

BMO Large-Cap Value Fund	Columbia Integrated Large Cap Value Fund

BMO Low Volatility Equity Fund	Columbia Integrated Large Cap Value Fund

BMO Mid-Cap Growth Fund	Columbia Mid Cap Growth Fund

BMO Mid-Cap Value Fund	Columbia Select Mid Cap Value Fund

BMO Moderate Allocation Fund	Columbia Capital Allocation Moderate Portfolio

BMO Small-Cap Growth Fund	Columbia Integrated Small Cap Growth Fund

BMO Small-Cap Value Fund	Columbia Small Cap Value Fund II

Acquiring fund names shown in italics above represent new Columbia funds that will not be publicly offered until their registration is effective and their applicable acquired funds are reorganized into them.

Key proxy dates

Key dates for the proxy process are as follows:

∎	The record date for determining shareholders who will be sent the applicable combined proxy statement/prospectus and vote on the mergers and other applicable proposals was August 31, 2021.

∎	Mailings will begin on or about October 10, 2021.

∎	A joint shareholder meeting is scheduled for November 8, 2021.

∎

The first merger closings are scheduled to take place at the close of business on December 10, 2021, and the second set of merger closings is scheduled to take place at the close of business on January 21, 2022. Actual merger dates are dependent on shareholder approval and may be modified for operational or other reasons.

  As always, your relationship manager or dedicated service team can assist with any questions regarding this information.

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with members of the general public.

©2021 Columbia Management Investment Advisers, LLC. All rights reserved.

Columbia Management Investment Distributors, Inc.

290 Franklin Street, Boston, MA 02210

columbiathreadneedle.com/us

800.426.3750	3857588 (10/21)

October 8, 2021

Institutional Dealers	Broker Dealers	Registered Investment Advisors	Independent Advisors	Investment-Only Distribution (DC/VA)

866.548.9501	800.215.5005	866.444.5435	800.446.4008	877.894.3592

Please have your clients read and consider investment objectives, risks, charges and expenses carefully before investing. Remind them to contact you or visit columbiathreadneedleus.com for a prospectus or summary prospectus, which contains this and other important information about the fund. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.

Investors should also review the Combined Proxy Statement/Prospectus relating to their fund for more information about the reorganizations and acquiring funds.

Investment products are not federally or FDIC-insured, are not deposits or obligations of, or guaranteed by any financial institution and involve investment risks, including possible loss of principal and fluctuation in value.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA. Columbia funds are managed by Columbia Management Investment Advisers, LLC.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any acquiring fund, nor is it a solicitation of any proxy. Because each acquired fund will reorganize into the corresponding acquiring fund on its reorganization date, you should consider the appropriateness of making a new or subsequent investment in the acquired fund prior to its reorganization date. You should consider the investment objectives, risks, charges and expenses of the acquiring fund and/or acquired fund carefully before investing. For information regarding an acquiring fund, the proposed mergers or other proposals, or to receive a free copy of the applicable combined proxy statement/prospectus, please call the BMO Funds’ proxy solicitor at 888-991-1289.

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with members of the general public.